THE UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 1 )*


Neonode, Inc.
(Name of Issuer)

Par Value, $.001
(Title of Class of Securities)

64051M709
(CUSIP Number)

September 30, 2021
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)







*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 64051M709
(1)	Names of Reporting Persons.  I.R.S. Identification Nos. of Above
Persons (entities only):
	AWM Investment Company, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See
Instructions)	(a)___
			(b)___
(3)	SEC Use Only
(4)	Citizenship or Place of Organization:  Delaware, United States
Number of Shares Beneficially
Owned by Each Reporting
Person With

(5) Sole Voting Power:       567,695**

(6) Shared Voting Power: 0

(7) Sole Dispositive Power:  567,695**


(8) Shared Dispositive Power:	       0
(9)	Aggregate Amount Beneficially Owned by Each Reporting
Person:                                        567,695**
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions):
(11)	Percent of Class Represented by Amount in Row (9):          4.8%**
(12)	Type of Reporting Person (See Instructions):      IA

**AWM Investment Company, Inc., a Delaware corporation (AWM), is the investment adviser to Special Situations Technology Fund, L.P. (TECH) and Special Situations Technology Fund II, L.P. (TECH II). (TECH and TECH II will hereafter be referred to as the Funds). As the investment adviser to the Funds, AWM holds sole voting and investment power over 55,615 shares of Common Stock (the Shares) and 28,000 Warrants*** to purchase Shares of the Issuer held by TECH and 312,080 Shares and 172,000 Warrants*** to purchase Shares held by TECH II. See Items 2 and 4 of this Schedule for additional information.

*** The Warrants described herein may be exercised to the extent that the total number of shares of Common Stock then beneficially owned does not exceed 9.99% of the outstanding shares.


Item 1(a).  Name Of Issuer:  Neonode, Inc.

Item 1(b).  Address of Issuer?s Principal Executive Offices:
            2350 Mission College Blvd., Suite 190,
            Santa Clara, CA 95054


Item 2(a).  Name of Person Filing:

The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Technology Fund, L.P., a Delaware limited partnership
(TECH), and Special Situations Technology Fund II, L.P., a Delaware limited partnership (TECH II), (TECH and TECH II, will hereafter be referred to as the Funds). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: SST Advisers, L.L.C., a Delaware limited liability company
(SSTA), the general partner of TECH and TECH II. Austin Marxe,
Greenhouse and Stettner are also controlling principals of AWM.

Item 2(b).  Address of Principal Business Office or, if None, Residence:
The principal business address for AWM is c/o Special Situations
Funds, 527 Madison Avenue, Suite 2600, New York, NY  10022.
Item 2(c).  Citizenship:
AWM is a Delaware corporation.
Item 2(d).  Title of Class of Securities:  Common Stock, Par Value .001
Item 2(e).  CUSIP No.:  64051M709

Item 3. If This Statement Is Filed Pursuant to ??240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
	Not Applicable.

Item 4.  Ownership

	(a)	Amount Beneficially Owned 	                   567,695**

	(b)	Percent of Class: 			      4.8%**

	(c)	Number of Shares as to which the person has:

		(i)	sole power to vote or to direct the vote	     567,695**

		(ii)	shared power to vote or to direct the vote
0

		(iii)	sole power to dispose or to direct the disposition of
567,695**

		(iv)	shared power to dispose or to direct the disposition of
0
_____________________________________________________________________________
** AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting and investment power over 55,615 shares of common stock (the ?Shares?) and 28,000 Warrants*** to purchase
Shares of the Issuer held by TECH and 312,080 Shares and 172,000 Warrants*** to purchase Shares held by TECH II. Greenhouse and Stettner are members of SSTA, the general partner of TECH and TECH II. Austin Marxe, Greenhouse and Stettner are also controlling principals of AWM.

Item 5.  Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. X_

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

	Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or
Control Person

	Not Applicable.

Item 8.  Identification and Classification of Members of the Group

	Not Applicable.

Item 9.  Notice of Dissolution of Group

	Not Applicable.


Item 10.  Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.









SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 8, 2021



AWM INVESTMENT COMPANY, INC.


By:	/s/ Adam Stettner
   Name: Adam Stettner
   Title: Vice President



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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